Coeur d’ Alene Mines Holdings Company
Coeur d’ Alene Mines Canadian Acquisition Corporation
400 Coeur d’ Alene Mines Building
505 Front Avenue,
Coeur d’ Alene, Idaho 83814

October 5, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Coeur d’ Alene Mines Holdings Company and Coeur d’ Alene Canadian Acquisition Corporation Registration Statement on Form S-4 (File No. 333-117325)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the above-referenced Registrants hereby request the withdrawal of the above-referenced registration statement (the “Registration Statement”), relating to the registration of Coeur d’ Alene Mines Holdings Company common stock, par value $1.00 per share (together with the associated rights to purchase stock pursuant to the Rights Agreement between the Registrant and ChaseMellon Shareholder Services, L.L.C.), and exchangeable shares of Coeur d’ Alene Canadian Acquisition Corporation, no par value per share, effective immediately.

     This withdrawal is being requested because the tender offer for outstanding common shares of Wheaton River Minerals Ltd. expired as of 5:00 p.m. EDT on September 30, 2004 without any such common shares being accepted for purchase, due to unsatisfied and unwaived conditions to the offer. Therefore, the securities proposed to be registered pursuant to the Registration Statement will not be issued as originally proposed. The above referenced registrants hereby further confirm that the Registration Statement was never declared effective by the Securities and Exchange Commission and no securities have been sold pursuant to the Registration Statement.

     Please contact the undersigned at (208) 769-8152 with any questions regarding this application for withdrawal.

Very truly yours,

COEUR D’ ALENE MINES HOLDINGS COMPANY

By:	/s/ JAMES A. SABALA

James A. Sabala, Executive Vice President and Chief Financial Officer

COEUR D’ ALENE CANADIAN ACQUISITION CORPORATION

By:	/s/ JAMES A. SABALA

James A. Sabala, Executive Vice President and Chief Financial Officer